NAME OF REGISTRANT: General Mills, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Friends Fiduciary Corporation

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 Market Street, Suite 1535, Philadelphia, PA 19103

Date: August 26, 2026

Notice of Exempt Solicitation

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

General Mills, Inc.

Proposal 7 - Shareholder Proposal: Report on Human Rights

Dear Fellow Shareholders:

The Connecticut Retirement Plans and Trust Funds, UAW Medical Benefits Trust, Friends Fiduciary, Future Group, Mercy Investment Services, and Christian Brothers Investment Services urge shareholders to vote FOR Proposal 7 at General Mills, Inc.'s (“General Mills’” or the “Company’s”) 2026 Annual Meeting of Shareholders on September 29, 2026.

The Proposal asks General Mills to publish, at reasonable cost and omitting proprietary information, a report assessing the effectiveness of the Company's policies and due diligence processes for managing salient human rights risks in its operations and supply chains.

Summary: Shareholders Should Support Proposal 7

•	Agricultural ingredients are critical to General Mills’ products and cost base. General Mills identifies forced labor and child labor as its most salient human rights issues, identifies sugarcane as a higher-risk ingredient, and recognizes that supplier-related problems could affect its business.
•	General Mills shareholders do not have the outcome-oriented information needed to evaluate progress on forced labor and child labor risks in the company’s operations and supply chain.
•	In its current Slavery and Human Trafficking Statement, the Company says it re-assessed the effectiveness of its human rights approach in fiscal 2024 and continues to assess effectiveness with internal and external partners. However, it does not indicate that the Company tracks supplier metrics or evaluates its exposure to the risks identified through the processes it outlines.
•	This disclosure gap leaves important questions unanswered and limits shareholders’ ability to assess material supply-chain risks. Aggregate audit and corrective-action statistics do not show whether significant incidents involve forced labor, child labor, or other salient risks, nor whether remedy has been provided to affected rightsholders. General Mills also acknowledges limited visibility, particularly beyond Tier 1 suppliers, raising questions about the effectiveness of its due diligence in higher-risk upstream sourcing.
•	The proposal preserves management discretion. It asks General Mills to assess the program it already has, at reasonable cost and omitting proprietary information, while leaving the measures, methods, scope, and reporting format to management and more closely aligning its disclosure with peers.

Please vote FOR Proposal 7: the requested report addresses a material supply-chain risk; fills a specific disclosure gap; is reasonable in scope; and preserves management's discretion over methods, metrics, and implementation.

Why Agricultural Supply Chains Matter to General Mills

Agricultural supply chains are central to General Mills' business. The Company relies on grains, vegetable oils, sugar, fruits, vegetables, nuts, meat, and other agricultural products to make its products, and states that these inputs generally represent its largest variable manufacturing cost.1

Human rights risks within those supply chains are also relevant to investors. General Mills recognizes that suppliers' policies and practices can damage its reputation and that significant supply-chain problems can adversely affect its sales, financial condition, and results of operations.2 The Company's own human rights assessment reaffirms forced labor and child labor as its most salient human rights issues and identifies sugarcane among ingredients with a higher likelihood of modern slavery risks because of where and how it is produced.3

As discussed in more detail below, these issues are particularly relevant in India, which General Mills reported contributed to organic net sales growth in its international segment in fiscal 2026.4 That context makes the region relevant to investors’ assessment of supply-chain risk.

What General Mills Discloses

General Mills has strengthened its human rights reporting, including new disclosure on Responsible Sourcing audits and corrective-action status. We welcome that progress.

In its opposition statement, the Board points to 673 sites audited in fiscal 2025 and 109 significant incidents requiring root-cause analysis and a Corrective Action Plan. As of February 2026, General Mills reports that 62% of those incidents were closed, 22% were under an accepted Corrective Action Plan, and 16% remained open. These are useful disclosures.

General Mills also says it already assesses effectiveness. Its current Slavery and Human Trafficking Statement says that in fiscal 2024 it re-assessed the effectiveness of its human rights approach through an internal review and work with LRQA, and that its Human Rights Core Team and external partners continue to assess effectiveness.

General Mills has established management and Board oversight of human rights risks. Proposal 7 focuses on the next investor-relevant question: how much, if any, progress is being made to prevent and mitigate forced labor and child labor throughout the Company’s global supply chain.

The Disclosure Gap

General Mills’ supply-chain reporting remains more activity-based than outcome-oriented, particularly for higher-risk upstream sourcing where visibility is limited, such as for suppliers that fall outside of Tier 1.

The Board states that new work led by Proforest, a non-profit focused on sustainable and responsible sourcing, in Indian sugar-producing regions will be reported in future Global Responsibility Reports, but it is unclear what that disclosure will include, nor does the Company provide a concrete timeframe for providing that disclosure. A vote for Proposal 7 would provide clear feedback that future reporting should focus on due diligence effectiveness, not only activities, partnerships, or case studies.

General Mills acknowledges a visibility challenge in higher-risk upstream sourcing, while current reporting does not explain how the Company determines whether its approach is effective despite that limitation.

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1 General Mills, 2026 Form 10-K, Item 1, “Raw materials, ingredients, and packaging,” https://www.sec.gov/Archives/edgar/data/40704/000162828026046466/gis-20260531.htm.

2 General Mills, 2026 Form 10-K, Item 1A, “Disruption of our supply chain could adversely affect our business,” https://www.sec.gov/Archives/edgar/data/40704/000162828026046466/gis-20260531.htm.

3 General Mills, Slavery and Human Trafficking Statement, “Risk Assessment” and “High-Risk Ingredient Sourcing,” https://www.generalmills.com/slavery-and-human-trafficking-statement; General Mills, “Human rights,” https://www.generalmills.com/how-we-make-it/putting-people-first/human-rights.

4 General Mills, “Fiscal 2026 Fourth-quarter Results,” July 1, 2026, International Segment, SEC Exhibit 99, https://www.sec.gov/Archives/edgar/data/40704/000162828026046337/a20260701ex99.htm.

Similarly, General Mills sets expectations beyond its direct suppliers. Its current Supplier Code materials say suppliers should apply similar standards to their own suppliers and subcontractors and be capable of mapping primary origin when requested. Those expectations matter, but shareholders still need information on how General Mills verifies compliance and assesses whether those expectations are working upstream.

As a result, shareholders still cannot readily determine:

•	The effectiveness of General Mills’ due diligence in higher-risk upstream sourcing where the Company acknowledges limited visibility;
•	The nature of significant incidents, including any connection to forced labor, child labor, or other salient human rights risks;
•	The extent to which remediation prevents recurrence and provides remedy to affected workers; or
•	The trajectory of the most serious risks over time.

These are illustrative disclosure topics, not prescribed metrics or operational mandates. General Mills would retain discretion over the indicators, methods, scope, and format of the assessment.

Sugarcane Illustrates the Disclosure Gap

General Mills identifies sugarcane as a higher-risk raw material and identifies forced labor and child labor as salient human rights issues.5 Media reports and the U.S. Department of Labor have documented serious child- and forced-labor risks in the sugarcane sector in Maharashtra, India.6 7 Both of the Company’s Indian food manufacturing sites are located in Maharashtra, including one that opened earlier this year.8 9 General Mills has said the new plant will increase demand for local raw materials.10 During the most recent harvesting season, Maharashtra emerged as India’s largest sugar producing state.11

We recognize that labor conditions in Maharashtra are systemic and cannot be solved by any single company. Proposal 7 focuses on how General Mills assesses its own exposure to those risks and the effectiveness of its approach.

The investor question is not limited to a particular supplier’s link to a reported abuse. It is whether General Mills can explain how its due diligence identifies and addresses known sector risks where they may intersect with its supply chain.

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5 General Mills, Slavery and Human Trafficking Statement, “Sugarcane”; General Mills, “Human rights,” https://www.generalmills.com/how-we-make-it/putting-people-first/human-rights.

6 The New York Times, “Sugar in India, Fueled by Child Marriage and Hysterectomies,” Mar. 24, 2024, https://www.nytimes.com/2024/03/24/world/europe/india-sugar-cane-fields-child-labor-hysterectomies.html; The New York Times, “Under Pressure, Officials in Western India Move Against Abuse in Sugar Fields,” June 20, 2025, https://www.nytimes.com/2025/06/20/world/asia/india-sugar-workers-labor-conditions.html.

7 U.S. Department of Labor, List of Goods Produced by Child Labor or Forced Labor, India — Sugarcane, https://www.dol.gov/agencies/ilab/reports/child-labor/list-of-goods.

8 General Mills, Manufacturing Units, https://www.generalmillsindiabfs.in/our-manufacturing-address/

9 Business Standard, “General Mills India opens a new manufacturing plant in Nashik,” February 12, 2026, https://www.business-standard.com/content/press-releases-ani/general-mills-india-opens-a-new-manufacturing-plant-in-nashik-126021201259_1.html.

10 NewsVoir, “General Mills India Opens a New Manufacturing Plant in Nashik,” press release, February 12, 2026, https://www.newsvoir.com/release/general-mills-india-opens-a-new-manufacturing-plant-in-nashik-34635.html.

11 Nadeem Inamdar, “Maharashtra tops country with 99 lakh tonnes of sugar production: NFCSF,” Hindustan Times, July 22, 2026, https://www.hindustantimes.com/cities/pune-news/maharashtra-tops-country-with-99-lakh-tonnes-of-sugar-production-nfcsf-101785264542412.html.

Human Rights Risks Are Not Limited to International Sourcing

In 2023, The New York Times reported underage workers at Hearthside Food Solutions, a U.S. contract manufacturer that made and packaged food for companies including General Mills. More broadly, the U.S. Department of Labor reported 976 child-labor violation cases affecting 5,272 minors nationwide in fiscal 2025. These are nationwide figures, but they reinforce that child-labor risk is not confined to international sourcing.1213

Peer Practice Shows Better Disclosure Is Feasible

Comparable company disclosures show that Proposal 7’s request is practical, incremental, and feasible.

Nestlé reports due-diligence coverage across key ingredients, significant human rights non-compliances and closures, supply-chain grievance outcomes, and child-labor due-diligence coverage for specific commodities.14

Unilever reports direct worker-survey findings, remediation of recruitment-fee issues, and measures designed to track the effectiveness and impact of its forced labor program.15

Mondelēz, a packaged-food peer, reported in June 2026 that about 99% of prioritized Tier 1 supplier sites had completed third-party Sedex Members Ethical Trade Audits over the prior three years, that more than 1,200 prioritized Tier 1 supplier sites were audited in 2025, and that about 100% of Cocoa Life communities in West Africa were covered by child-labor monitoring and remediation systems.16

These examples differ by company and commodity and are illustrative rather than prescriptive. However, they show the types of outcome- and coverage-related information investors can use to assess due diligence effectiveness.

Proposal 7 Preserves Management Discretion

Proposal 7 preserves management flexibility. It requests a report at reasonable cost and omitting proprietary information, while leaving the format, scope, measures, and level of detail to General Mills.

The proposal does not ask the Company to:

•	adopt new standards;
•	terminate supplier relationships;
•	change its sourcing strategy;
•	exit any market;
•	disclose confidential or competitively sensitive information;
•	make legal admissions; or
•	take any action inconsistent with management's business judgment.

In practical terms, the proposal asks General Mills to assess its own program, using measures and methods it considers appropriate. It does not ask shareholders to design that program.

Why Shareholders Should Vote FOR Proposal 7

General Mills’ recent disclosures are a meaningful step forward, but they still do not provide enough information for investors to evaluate whether the Company’s due diligence is working against its highest priority human rights risks, particularly in higher-risk upstream agricultural sourcing.

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12 Hannah Dreier, “Alone and Exploited, Migrant Children Work Brutal Jobs Across the U.S.,” The New York Times, Feb. 25, 2023, https://www.nytimes.com/2023/02/25/us/unaccompanied-migrant-child-workers-exploitation.html.

13 U.S. Department of Labor, Wage and Hour Division, Child Labor enforcement data, fiscal 2025, https://www.dol.gov/agencies/whd/data/charts/child-labor.

14 Nestlé, Sustainability Key Performance Indicators (2025 data), https://www.nestle.com/sustainability/performance-reporting/non-financial-kpis.

15 Unilever, Modern Slavery Statement, March 2026, https://www.unilever.com/files/unilever-modern-slavery-statement-march-2026.pdf.

16 Mondelēz International, “Scales Up Human Rights Due Diligence Across Own Operations and Supply Chain,” June 11, 2026, https://ir.mondelezinternational.com/news-releases/news-release-details/mondelez-international-scales-human-rights-due-diligence-across.

A vote FOR Proposal 7 is warranted because the request is relevant to General Mills’ business, responsive to a clear investor information gap, supported by feasible peer practice, and carefully limited so that the Company retains discretion over methods, metrics, scope, and business decisions.

The proposal seeks decision-useful disclosure on a significant risk, does not micromanage the Company, and can be implemented at reasonable cost while omitting proprietary information.

For these reasons, the undersigned urge shareholders to vote FOR Proposal 7.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.